Filed by West Coast Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: West Coast Bancorp

(Commission File No. 333-184742

The following document, which was sent beginning on February 27, 2013, to shareholders of West Coast Bancorp, is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Letter from West Coast Bancorp (“West Coast”) to shareholders of West Coast, dated as of February 27, 2013.

Important Additional Information

In connection with the proposed merger between West Coast and Columbia Banking System, Inc. (“Columbia”), on November 2, 2012, Columbia filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a Proxy Statement of Columbia and West Coast as a prospectus, and filed amendments to such Registration Statement on December 28, 2012, January 17, 2013, and January 30, 2013, as well as other relevant documents concerning the proposed transaction. In addition, West Coast filed a definitive Proxy Statement on February 6, 2013, which was mailed to shareholders on or about February 7, 2013. SHAREHOLDERS OF WEST COAST AND COLUMBIA ARE URGED TO READ THE REGISTRATION STATEMENT, AS AMENDED, AND THE PROXY STATEMENT REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

A free copy of the Registration Statement and Proxy Statement, as well as other filings containing information about West Coast and Columbia, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies can also be obtained, free of charge, by directing a written request to Columbia Banking System, Inc., Attention: Corporate Secretary, 1301 A Street, Suite 800, Tacoma, Washington 98401-2156 or to West Coast Bancorp, 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035.

Participants in Solicitation

West Coast and Columbia and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of West Coast and Columbia in connection with the merger. Information about the directors and executive officers of West Coast and their ownership of West Coast common stock is set forth in the proxy statement for West Coast’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2012. Information about the directors and executive officers of Columbia and their ownership of Columbia common stock is set forth in the proxy statement for Columbia’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement regarding the merger. Free copies of this document may be obtained as described in the preceding paragraph.

February 27, 2013

Dear Shareholder:

We have previously mailed you proxy materials for the Special Meeting of Shareholders of West Coast Bancorp to be held on March 18, 2013.

According to our latest records we have not yet received your vote. The Special Meeting is now only a short time away. It is important that you vote your preference on the Voting Instruction Form that was included with your Proxy Statement today in order to make sure that your shares will be voted at the meeting in accordance with your desires. If you hold your shares in the name of a brokerage firm, your broker cannot vote your shares on these proposals unless the broker receives your specific instructions.

Your board of directors recommends that you vote FOR proposals 1, 2 and 3.

In the event that your proxy material has been misplaced, we are enclosing for your use a duplicate Voting Instruction Form and return envelope.

Please indicate your vote, sign and date the Voting Instruction Form (or follow the telephone or internet instructions on your Voting Instruction Form) and mail it back today, using the envelope provided for your use. In the event that two forms for the same account are received from you, the one bearing the latest date will be counted, as it automatically revokes all prior proxies. If you receive a Voting Instruction Form for multiple accounts, you should vote each of them.

Thank you for your cooperation and continued support.

Sincerely,

WEST COAST BANCORP

Robert Sznewajs

President and CEO

Enc.